

September 5, 2012

<u>Via E-mail</u>
James A. McNulty
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.
801 Corporate Center Drive, Suite #210
Raleigh, NC  27607

**Re:     BioDelivery Sciences International, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2011**
**Filed March 19, 2012**
**Form 10-Q for the Quarterly Period Ended June 30, 2012**
**Filed August 9, 2012**
**File No. 001-31361**

Dear Mr. McNulty:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for Quarterly Period Ended June 30, 2012
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
4. Endo License & Development Agreement, page 10

1.  Please address the following:
    - Please provide us your analysis supporting that the license meets the criteria in ASC 605-25-25-5a. for stand-alone value.  Also provide us proposed disclosure to be included in future periodic reports summarizing your analysis.
    - Please provide us your analysis showing the agreement's deliverables, the units of accounting you determined and the revenue recognition policy for each unit, the selling price and how you determined it for each deliverable, and the total

arrangement consideration, including how you determined it and your allocation to each deliverable. Refer to ASC 605-25-25 and ASC 605-25-30. Also provide us proposed disclosure to be included in future periodic reports summarizing this information.

- Please clarify what is meant by the statement "Such milestone payments are further subject to certain other conditions, adjustments and qualifications."  Please provide us proposed disclosure to be included in future periodic reports indicating how you intend to account for these milestone payments, and if you intend to account for them under the milestone method, please provide proposed revisions to your disclosures to be included in future periodic reports addressing ASC 605-28-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant